

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Michael P. Murphy
Chief Executive Officer
Rosecliff Acquisition Corp I
767 5th Avenue, 34th Floor
New York, New York 10153

> **Re: Rosecliff Acquisition Corp I**
> **Registration Statement on Form S-4**
> **Filed May 2, 2023**
> **File No. 333-271566**

Dear Michael P. Murphy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, Filed May 2, 2023

Questions and Answers
Does the RCLF Board Have Interests in the Business Combination that Differ..., page 14

1. We note that you state that "the RCLF Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination and in determining to recommend that the Business Combination Agreement and Business Combination be approved by the RCLF stockholders." Please revise to clarify how the Board considered those conflicts in negotiating and recommending the business combination.

2. On page 16 you state that "RCLF's officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain

activities on RCLF's behalf." Please revise to state the current value of out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Summary, page 24

3.   We note your statement on page 27 that Spectral is "nearing commercialization for its DeepView System." Please revise to state that approval or clearance from the FDA and comparable regulatory bodies may never be obtained.

4.   We note the placeholders on page 26 for the organizational structure before and after the transaction. Ensure you include charts that show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

5.   We note that under the table on page 39 it says that "[t]he levels of ownership interest described in the table above assume: (a) each RCLF public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in RCLF's trust account…." However, footnote (1) to the table says "[a]ssumes no redemptions by RCLF Public stockholders." Please reconcile these statements or advise.

Summary Risk Factors, page 41

6.   Please limit your summary of risk factors to no more than two pages. Refer to Item 105 of Regulation S-K.

Risk Factors, page 50

7.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware..., page 104

8. We note your risk factors and discussions relating to the company's exclusive forum provision. Please revise throughout when discussing this provision to include the risk that costs to investors to bring a claim within the forum may be increased.

Unaudited Pro Forma Condensed Combined Financial Information, page 113

9. Please clarify whether the 17,458,716 shares assuming maximum redemptions on pages 117 and 120 is correct or whether the amounts should be 17,000,000 shares. In addition, please clarify whether the total shares outstanding in the table on page 115 under both scenarios should include the Class B shares in the amount of 750,000.

10. Please revise your disclosure to include a tabular calculation of the net tangible assets under both the no additional redemptions and maximum redemptions scenarios. Also describe any impact to this business combination if the net tangible assets are below $5,000,001.

Information about RCLF, page 147

11. We note that Article VIII of the Second Amended and Restated Certificate of Incorporation of Rosecliff Acquisition Corp I provides that the Court of Chancery of the State of Delaware is the exclusive forum for most types of claims. It also reads that "[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act…. Notwithstanding the foregoing, the foregoing provisions of this Article VIII shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction." However, on page 282 there is no mention of whether the general provision requiring the Court of Chancery of the State of Delaware as the exclusive forum applies to any complaint asserting a cause of action arising under the Securities Act and on page 277 there is no mention of whether that provision applies to any complaint asserting a cause of action arising under the Securities Act or Exchange Act. Please conform your descriptions of the exclusive forum provision in the proxy statement/prospectus to Article VIII ofthe Second Amended and Restated Certificate of Incorporation of Rosecliff Acquisition Corp I.

Management of RCLF
Conflicts of Interest, page 156

12. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RCLF Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 161

13.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. We also note on page 161 that you anticipate the deferred fee payable to the underwriters will be waived prior to the completion of the business combination. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution assuming the underwriting fee remains payable. Please also disclose under what circumstances the underwriting fee may be waived.

Information About Spectral
Overview, page 165

14.   We note that you maintain a "proprietary database of more than 263 billion pixels" and that elsewhere, such as in your summary on page 27, you refer to the pixels as "data points." We further note that "DeepView's proprietary optics can extract millions of data points or AI model features from [a] raw image." Please revise to explain, earlier in the document, that the "data points" are pixels within an image and that a single image may contain millions of pixels or "data points," if true.

15.   You discuss, here and throughout, "current physician accuracy," "published literature," and general physician practice techniques and preferences. Please revise to provide disclosure supporting the underlying data or practices discussed, specifying whether each of your comparison statements are from head-to-head trials. We note that you disclose that at least some are from head-to-head trials. You further compare these references to the accuracy and time saving ability of your DeepView systems. For example, we note your statement on page 165: "DeepView's current accuracy for burn wounds is 92% for adults and 88% for pediatrics, compared with current physician accuracy of 50% to 70%, respectively, at best." We also note your statement on page 179 where you state that your device "produce[s] reliable and reasonable assessment[s] for clinicians...." Please revise these and all similar statements in your proxy statement/prospectus that state or imply that your device in development is effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to efficacy.

16.   You state that you plan to "further the DeepView System design, develop the AI algorithm, and take the necessary steps to obtain FDA approval for [y]our DeepView GEN 3 System." Here, and throughout the document when referring to future regulatory approvals, please include a statement acknowledging that FDA, or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. This includes editing figure 2 on page 170 and removing the FDA clearance date of 2025 from the table on page 174. To the extent the data shown in figure 2 on page 170

are only the milestones under your BARDA contract, revise to clarify this in the chart. Further, when discussing future validation or clinical studies, as on page 168, please balance the disclosure by stating that the results of such studies are not guaranteed.

17. Please revise your disclosure, here and throughout, to balance your prominent discussions of your device's competitive strengths with a discussion of the challenges you face in developing AI capabilities, corporate growth, and distribution capabilities and partnerships.

18. Please expand your disclosure to disclose more information regarding the material terms of the grants from the Biomedical Advanced Research and Development Authority ("BARDA") and the Defense Health Agency ("DHA"), such as any conditions on funding, obligations under the grants, the intellectual property rights of each party, and the "contract milestones and decision gates" mentioned on page 51. Please file as exhibits any material written agreements with the entity that awarded the grants pursuant to Item 601(b)(10) of Regulation S-K.

19. We note on page 166 you state that you received 510(k) clearance from the FDA for previous versions of your device and on page 167 that you are seeking de novo approval for the current version of your device. Please revise here to explain the difference between seeking 510(k) clearance and de novo classification, including in terms of support required for the submission or request and the timeline for each.

Business Focus and Milestones, page 170

20. Please tell us why you believe that the DeepView Snapshot, DeepView AI-3D and "Horizon" programs in the timeline table on page 170 are material enough to be included, especially considering the early stage of such programs and the lack of disclosure regarding these programs.

DeepView Development Program, page 174

21. We note that your disclosure, in this section and elsewhere, contains relevant but highly technical terms, describing medical processes. Please revise, as necessary, to define, explain, or otherwise clarify your disclosure regarding the DeepView system and its capabilities. For example, please describe the difference between Photoplethysmography (PPG) and Multi-Spectral Imaging (MSI).

Significant Wound Data Repository from Artificial Neural Network, page 179

22. We note that you have "strategic partnerships with various leading medical institutions and healthcare providers in the United States and Europe...." Please revise to specify the parties and material terms of such partnerships and file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain to us why these agreements are not material.

Intellectual Property, page 184

23.   Please revise to identify, for each material patent and provisional patent application, the identification number, type of patent protection, jurisdiction in which the protection is held, and expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.

The Business Combination
Background of the Business Combination, page 215

24.   We note that you initially developed a database with over 80 potential targets for a business combination and narrowed it down to 4, to which you submitted non-binding initial indications of interest or engaged in substantial discussions on valuation with. Following the termination of your Previous BCA, you considered approximately 14 additional potential acquisition targets. Please revise to clarify whether Spectral, or any of the 14 new potential targets, were among the 80 originally considered potential targets. If not, please provide more detail regarding how these 14 new potential targets were selected.

25.   Please revise to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from 40, and then potentially an additional 14, candidates to Spectral. Please provide more detail on these other potential targets, including with respect to the 9 that executed NDAs, concerning their industries, size and why discussions ended on a company-by-company basis.

26.   We note that Cantor Fitzgerald & Co. ("Cantor") played a role in your negotiation of the business combination. Please provide a description of the role of Cantor and any other financial advisor in the transaction. Provide also the level of diligence the financial advisor(s) performed in connection with the transaction.

27.   Please revise to describe the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Summary of RCLF Financial Analysis, page 221

28.   Please revise page 221 to disclose whether any comparable companies meeting the selection criteria were excluded from the analyses prepared by RCLF management, and, if so, the reasons for making such exclusions.

Certain Projected Information, page 225

29.   Please clarify whether the Operating Income and Adjusted EBITDA numbers are correct, given Operating Income is significantly greater than Gross Profit and Adjusted EBITDA is significantly lower than Operating Income. In addition, please revise your disclosure to

include (i) projected Net Income / Loss, (ii) a reconciliation between Net Income / Loss and Adjusted EBITDA, and (iii) the table of "Key Non-Financial Metrics" referred to in your narrative, as it relates to the included projections.

30. Please disclose whether there were any discussions with Spectral about events that may materially negatively affect Spectral's prospects or its financial projections for future performance of the business.

Exhibits

31. You include consents for Skadden, Arps, Slate, Meagher & Flom LLP and Reed Smith LLP on your Exhibit Index but no opinions rendered by these firms. Please be sure to include the opinions on your Exhibit Index and file the opinions when available. Please also file the employment agreements mentioned on pages 209 and 213 when available.

General

32. We note your statement on page 97: "The Business Combination transaction agreement with a prospective target may require as a closing condition that we have a minimum net worth or a certain amount of cash. If too many Public Stockholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the Business Combination" and page 149: "We will provide the holders of the outstanding Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether we will seek stockholder approval of the Business Combination or conduct a tender offer will be made by us." Please revise to update this disclosure and ensure all disclosure is up to date.

33. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Michael Fay at 202-551-3812 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services

cc: P. Michelle Gasaway, Esq.